Exhibit 99.1

AGREEMENT TO FILE JOINT SCHEDULE 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of the common stock of First Internet Bancorp, an Indiana corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: April 8, 2026

John C. Lame and Susan K. Lame Inheritance Trust 5/18/2020

By: /s/ John C. Lame
_____
John C. Lame, Co-Trustee

By: /s/ Susan K. Lame
_____
Susan K. Lame, Co-Trustee

Dated: April 8, 2026

John C. Lame

By: /s/ John C. Lame
_____
John C. Lame

Dated: April 8, 2026

John C. Lame IRA

By: /s/ John C. Lame
_____
John C. Lame

Dated: April 8, 2026

Susan K. Lame IRA

By: /s/ Susan K. Lame
_____
Susan K. Lame

Dated: April 8, 2026

John C. Lame Roth IRA

By: /s/ John C. Lame
_____
John C. Lame

Dated: April 8, 2026   Susan K. Lame Roth IRA

                                                        By:/s/ Susan K. Lame
                                                            Susan K. Lame

P:\Securities\Section 13(d) Reporting\Lame\INBK\Exhibit 99.1 March 18, 2026.docx